Gryphon Digital Mining, Inc.

1180 N. Town Center Drive, Suite 100

Las Vegas, NV 89144

VIA EDGAR

August 22, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert Sandra Hunter Berkheimer

Re:	Gryphon Digital Mining, Inc.
Registration Statement on Form S-3
Filed August 6, 2025
File No. 333-289278

Ladies and Gentlemen:

On behalf of Gryphon Digital Mining, Inc. (the “Company,” “we” or “our”), we hereby submit responses to the comment letter received from the staff (the “Staff” or “you”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 21, 2025 (the “Comment Letter”), regarding the Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on August 6, 2025.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the response.

Registration Statement on Form S-3

General

1.	Please provide an analysis supporting your conclusion that the registrant is eligible to use Form S-3 to register this offering considering the shareholders of Gryphon Digital Mining, Inc. are voting on proposals necessary to complete the acquisition of the company by American Bitcoin Corp. In this regard, we note General Instruction I.A.6 to Form S-3. If you are not eligible to use Form S-3 for this offering, please withdraw this registration statement and refile on an appropriate form.

Response:

On behalf of the Company, we respectfully submit that General Instruction I.A.6 to Form S-3 is not applicable to the Company as the Company is not, and will not be following the transactions described below, a successor registrant.

The Company advises the Staff that the series of transactions whereby the Company will acquire American Bitcoin Corp. (“ABTC”) in a stock-for-stock merger transaction will not result in any entity being deemed a successor registrant of the Company. A successor registrant is a new and distinct entity that has acquired the assets and assumed the liabilities of a predecessor registrant as the legal acquiror in a merger, consolidation, purchase, or other direct transfer, with such entity continuing the business of the predecessor registrant. Notably, the Company will be the indirect legal acquirer of ABTC in connection with the transactions described directly below:

On May 9, 2025, the Company, GDM Merger Sub I Inc. (“Merger Sub Inc.”) and GDM Merger Sub II LLC (“Merger Sub LLC”), both wholly owned direct subsidiaries of the Company, and ABTC entered into a merger agreement. The merger agreement provides for (i) the merger of Merger Sub Inc. with and into ABTC, with ABTC surviving (the “First Merger”) and (ii) immediately after the First Merger, the merger of ABTC with and into Merger Sub LLC, with Merger Sub LLC surviving as a wholly owned direct subsidiary of the Company.

The Company will not experience any change to its corporate existence as a result of the transactions described above and, following completion of the transactions, the Company will be the legal parent of Merger Sub LLC following Merger Sub Inc.’s merger into ABTC and ABTC’s subsequent merger into Merger Sub LLC. The Company will continue to operate as “the registrant” within the meaning of General Instruction I.A.3 to Form S-3.

The Company respectfully advises the Staff that the completion of the acquisition of ABTC by the Company remains subject to the approval of certain proposals by the stockholders of the Company at its special meeting to be held on August 27, 2025. In light of the foregoing analysis, the Company respectfully submits that (i) the Company is not currently and will not become a successor registrant, (ii) General Instruction I.A.6 to Form S-3 does not apply to the Company, and (iii) the Company satisfies the eligibility requirements of Form S-3.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Adam Berkaw, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Steve Gutterman
Name:	Steve Gutterman
Title:	Chief Executive Officer

cc:	Adam Berkaw, Ellenoff Grossman & Schole LLP
Christopher M. Barlow, Skadden, Arps, Slate, Meagher & Flom LLP
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

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